Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated July 27, 2018

Relating to Prospectus dated July 24, 2018

Registration Statement No. 333-225571

BLOOM ENERGY CORPORATION

Supplement to Prospectus

Issued July 27, 2018

The information in this free writing prospectus supplements the prospectus of Bloom Energy Corporation (the “Company”) dated July  24, 2018 (the “Prospectus”), which is available at https://www.sec.gov/Archives/edgar/data/1664703/000119312518227590/d96446d424b4.htm, and relates to the Company’s Registration Statement on Form S-1 (File No. 333-225571). In all other respects, this free writing prospectus is qualified in its entirety by reference to the Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Prospectus.

On July 25, 2018, KR Sridhar, the Company’s Chief Executive Officer, Founder and Chairman, gave a telephone interview to MarketWatch. On July 26, 2018, MarketWatch published an article (the “MarketWatch Article”) based, in part, on that interview.

Clarifications and Corrections

Mr. Sridhar is quoted as saying “The company is already profitable as of the second quarter” in the MarketWatch Article. The Company is still in the process of finalizing its financial results for the three months ended June 30, 2018. However, the Company does not expect to generate an operating profit on a GAAP basis for the three months ended June 30, 2018. As disclosed in the Prospectus under “Prospectus Summary—Recent Developments,” the Company provided preliminary estimates of its financial results for the three months ended June 30, 2018. The Company estimated that GAAP loss from operations will range between $(6,900,000) and $(4,200,000) for the three months ended June 30, 2018. The Company also estimated that non-GAAP profit from operations will range between $1,000,000 and $3,500,000 for the three months ended June 30, 2018. Non-GAAP profit from operations excludes stock-based compensation, which the Company estimates will range between $7,900,000 and $7,700,000 for the three months ended June 30, 2018. The foregoing estimates were not audited or reviewed by PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, are management’s estimates and actual results may be materially different. You should read the Company’s preliminary estimates for its financial results for the three months ended June 30, 2018 together with the entire Prospectus, including “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Company’s consolidated financial statements and the related notes contained elsewhere in the Prospectus.

Mr. Sridhar is quoted as saying “that Bloom Energy will be cash-flow positive and GAAP-profitable this year, and sustainably onward.” The MarketWatch Article goes on to state that, “in an email to MarketWatch, a Bloom Energy spokesperson late Wednesday clarified that Bloom Energy expects to be GAAP profitable at the operating level, and thus cash-flow positive, this year, not net profitable.” The Company disclaims any statement regarding its expectations for future profitability or cash flows, makes no such forecast or prediction at this time regarding its future operating results, and undertakes no obligation to do so in the future.

The MarketWatch Article states that Mr. Sridhar said that “almost a third of the shares reserved in the IPO for board members and Bloom Energy employees and family were [sold].” As disclosed in the Prospectus, certain of the Company’s directors, director nominee and stockholders affiliated with directors agreed to purchase an aggregate of 3,333,332 shares of the Company’s Class A Common Stock. In addition, the underwriters sold 1,071,400 shares of the Company’s Class A Common Stock to the Company’s directors, executive officers and other individuals associated with them, and the Company’s employees through a directed share program. Furthermore, neither the Company nor Mr. Sridhar were or are authorized to speak on behalf of the investment beliefs and decisions of the Company’s board members and employees, and the Company disclaims all such statements, makes no such statement at this time and undertakes no obligation to do so in the future.

MarketWatch Article

The MarketWatch Article is set forth below.

MarketWatch Article:

Bloom Energy will be profitable this year, CEO says after IPO

Alternative-energy company will be profitable, cash-flow-positive this year and beyond; shares up 50% post IPO

By Claudia Assis

MarketWatch, July 26, 2018 10:50 a.m. ET

This story has been updated to reflect additional information from Bloom Energy.

Wall Street seemingly could not get enough of Bloom Energy Corp. on Wednesday, with shares rising more than 60% after an initial public offering that chief executive and founder K.R. Sridhar credited to his company’s ability to explain its purpose.

Investors “understood very clearly what the size of the market is, they understood what the opportunity is,” Sridhar told MarketWatch in a telephone interview.

Other solutions for rising global energy needs are “Band-Aids” that are not as reliable, as resilient to power fluctuations or as sustainable, he said.

Sridhar went on to say that Bloom Energy will be cash-flow positive and GAAP-profitable this year, and sustainably onward. (In an email to MarketWatch, a Bloom Energy spokesperson late Wednesday clarified that Bloom Energy expects to be GAAP profitable at the operating level, and thus cash-flow positive, this year, not net profitable.)

The company is already profitable as of the second quarter, he said.

In a pre-IPO regulatory filing, Bloom listed profits from operations of $5.7 million in the three months ended in March, mostly on a $121.3 million boost from products delivered, compared with $28 million in the three months ended March 2017. That reflected in part a $43.9 million one-time product revenue benefit due to a retroactive renewal of federal tax credits. It listed a net loss attributed to shareholders of $18 million.

Bloom early Wednesday priced its initial public offering, selling 18 million shares at $15 apiece, the top of a $13-$15 range set earlier in July, to raise $270 million and valuing the company north of $2 billion.

Shares opened 30% higher on the New York Stock Exchange by midday Wednesday, and rapidly surpassed that to close at $25, up 67%.

Bloom, founded in 2001 and located in Sunnyvale, Calif., last had a valuation in private markets around $2.9 billion seven years ago.

Bloom Energy makes solid oxide fuel cells that are used in stationary power-generation servers as small as half the size of a typical shipping container. The servers, placed at client locations, convert natural gas or biogas into electricity through electrochemical reactions that result in lower emissions than traditional energy generation.

In a sign of confidence, almost a third of the shares reserved in the IPO for board members and Bloom Energy employees and family were solo [sic], Sridhar said. Bloom backers included venture-capital powerhouses such as Kleiner Perkins Caufield & Byers and New Enterprise Associates.

“We had to restrict it,” Sridhar said. It was very positive that board members and employees didn’t see the IPO as an exit strategy, but wanted more, he said.

The CEO said Bloom was “constantly scanning” for opportunities in other markets, having recently entered South Korea and being present in India and Japan.

Sridhar kept mum on potential acquisitions down the line, and said current the current business climate, with concerns about trade wars and tariffs pushing raw-materials prices higher, is unfortunate, but not a stumble for Bloom.

“We have multiple suppliers in several countries, including the U.S.,” he said. “It’s not a big deal for us at this point.”

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Forward Looking Statements

This document contains forward-looking statements that involve risks and uncertainties, including statements relating to the Company’s preliminary estimates of its results for the three months ended June 30, 2018 and its future financial performance. Forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors, including: the effects of the Company’s limited operating history; the emerging nature of the distributed generation industry and possibility that it does not receive widespread acceptance; the uncertainty of estimates of market growth, the Company’s significant losses in the past; the significant upfront costs of the Company’s Energy Servers; the risk of manufacturing defects in the Energy Servers; the performance of the Energy Servers which is subject to factors outside of the Company’s control; other litigation; privacy; and general market, political, economic and business conditions worldwide, as well as the additional risks and uncertainties that could affect the Company, are included in the section titled “Risk Factors” in the Prospectus. For example, see “Risk Factors—Risks Relating to Our Business and Industry—Certain estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate,” “Risk Factors—Risks Relating to Our Business and Industry—We have incurred significant losses in the past and we do not expect to be profitable for the foreseeable future,” “Risk Factors—Risks Relating to Our Business and Industry—Our limited operating history and our nascent industry makes evaluating our business and future prospects difficult,” “Risk Factors—Risks Relating to Our Business and Industry—The distributed generation industry is an emerging market and distributed generation may not receive widespread market acceptance” and the other risks and uncertainties identified in the “Risk Factors” section of the Prospectus. All forward-looking statements contained herein are based on information available to the Company as of the date hereof.

Bloom Energy Corporation has filed a registration statement (including the Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus in that registration statement and other documents Bloom Energy Corporation has filed with the SEC for more complete information about Bloom Energy Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Prospectus may be obtained from J.P. Morgan, via Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York, 11717, or by calling: 1-866-803-9204; or from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014.